EXHIBIT 21


LIST OF SUBSIDIARIES


Interstate National Dealer Services, Inc. has the following subsidiaries:

  1.  Warranty Direct, Inc., a Delaware corporation.
  2. National Service Contract Insurance Company Risk Retention Group, Inc., a Hawaii corporation.
  3. Interstate National Dealer Services of Florida, Inc., a Florida corporation.
  4.  Uautobid.com Inc., a Delaware corporation.